[Ernst & Young LLP Letterhead]

EXHIBIT 15.1

August 2, 2012

The Board of Directors
Dollar Thrifty Automotive Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Dollar Thrifty Automotive Group, Inc. Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan of Dollar Thrifty Automotive Group, Inc. for the registration of 950,000 shares of its common stock of our reports dated May 9, 2012 and August 2, 2012 relating to the unaudited condensed consolidated interim financial statements of Dollar Thrifty Automotive Group, Inc. and subsidiaries that are included in its Forms 10-Q for the quarters ended March 31, 2012 and June 30, 2012.

/s/ Ernst & Young LLP